NYSE: INXN 4 May 2016 © Copyright Interxion Holding N.V., 2016. 1Q 2016 EARNINGS CONFERENCE CALL Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. DISCLAIMER

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

Consistent Financial and Operational Execution Revenue grew 10% Y/Y, 1% Q/Q Recurring revenue grew 12% Y/Y, 2% Q/Q Adjusted EBITDA grew 13% Y/Y, 2% Q/Q Adjusted EBITDA margin of 45.0%, increased by 110 bps Y/Y Capital expenditure of €50.0 million including intangibles Financial Execution Opened new data centre in Frankfurt Revenue generating space grew 9% Y/Y Utilisation rate increased to 79% Successful bond tap in April 2016 €155.0 million net proceeds Issued at 104.5 Operational Execution 1Q 2016 PERFORMANCE

Adjusted EBITDA & Margin (€ millions) Revenue (€ millions) 45.0% 43.9% 44.0% 44.6% Margin Non- recurring revenue Recurring revenue 1Q Revenue €102.0 million Grew 10% Y/Y and 1% Q/Q 1Q Recurring revenue €97.2 million Grew 12% Y/Y and 2% Q/Q 95% of total revenue 1Q Adjusted EBITDA €45.9 million Grew 13% Y/Y and 2% Q/Q 1Q Adjusted EBITDA margin 45.0% 12% Recurring Revenue Growth with Expanding Adjusted EBITDA Margin 92.5 87.1 95.4 90.3 98.0 92.8 100.7 95.1 44.6% 1Q 2016 FINANCIAL HIGHLIGHTS 102.0 97.2

Equipped & Revenue Generating Space (1,000’s sqm) Utilisation 79% 78% 78% 78% Available Equipped space Revenue generating space 101.6 100.2 94.8 98.3 High Utilisation Driven by Customer Installations 101.2 78% Equipped space of 101,600 sqm Net 400 sqm added in the quarter Grew 7% Y/Y Revenue generating space of 80,400 sqm 1,300 sqm installed in the quarter Grew 9% Y/Y Utilisation rate of 79% 1Q 2016 OPERATIONAL HIGHLIGHTS

Market Data Centre Project Project CapEx (€ millions) Equipped Space (sqm) Remaining Schedule Project Opened(1) Amsterdam AMS8 Phases 1 – 2 New Build 50 2,600 0 4Q16 Copenhagen CPH2 Phase 1 New Build 4 500 0 2Q16 Dublin DUB3 Phase 1 – 2 New Build 28 1,200 0 4Q16 Dusseldorf DUS2 Phase 1 - 2 New Build 16 1,200 600 2Q16 Frankfurt FRA10 Phases 1-4 New Build 92 4,800 1,200 2Q16 – 4Q16 Marseille MRS1 Phase 2 continued 10 800 0 3Q16 Paris PAR7 Phase 2 14 1,100 0 2Q17 Vienna VIE2 Phases 1-6 New Build 65 4,200 2,800 4Q16 – 3Q17 Announced Projects With Pending Expansions(1) (See Appendix for further information) Completed expansions: FRA10: opened 1,200 sqm CPH2: opened 500 sqm subsequent to quarter end Expansions totalling approximately 13,000 sqm(2) to open in 2016 – 2017 Adding capacity in 8 of 13 markets Signed lease for future expansion in Marseille EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS As of 4 May 2016. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Excludes exit of AMS2 at year-end 2015. 7

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE 11% 9% 11% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises Platforms Data / End-user applications 9% 29% 31% Magnetic Platforms Enable Customer Communities of Interest = % of March 2016 Monthly Recurring Revenue for each industry segment

FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer

1Q 2016 RESULTS

€ millions (except per share amounts)	1Q 2015	4Q 2015	1Q 2016	1Q 2016 vs. 1Q 2015	1Q 2016 vs. 4Q 2015
Recurring revenue	87.1	95.1	97.2	12%	2%
Non-recurring revenue	5.4	5.6	4.8	(12%)	(14)%
Revenue	92.5	100.7	102.0	10%	1%
Gross profit	56.2	61.4	62.9	12%	2%
Gross profit margin	60.8%	61.1%	61.6%	+80 bps	+50 bps
Adjusted EBITDA(1)	40.6	44.9	45.9	13%	2%
Adjusted EBITDA(1) margin	43.9%	44.6%	45.0%	+110 bps	+40 bps
Net profit	4.4	12.1	10.2	131%	(16%)
EPS (diluted)	€0.06	€0.17	€0.14	129%	(16%)
Adjusted net profit(1)	8.9	12.1	10.0	13%	(17%)
Adjusted EPS (diluted)(1)	€0.13	€0.17	€0.14	11%	(17%)

- **Revenue grew 10% Y/Y and 1% Q/Q**
  - 11% Y/Y and 2% Q/Q constant currency
- **NRR in line with expectations**
- **Gross profit margin grew to 61.6%, up 80 bps Y/Y**
- **Adjusted EBITDA(1) margin grew to 45.0%, up 110 bps Y/Y**
- **Net Profit comparisons impacted by taxes and M&A transaction costs**

(1) *Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found on the "Definitions" section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in the appendix of this slide deck.*

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10

53.5% 55.1% 55.2% 55.2% 56.0% 55.1% 56.9% 59.0% Revenue grew 8% Y/Y, 2% Q/Q Recurring revenue grew 9% Y/Y, 2% Q/Q Adjusted EBITDA grew 13% Y/Y, 4% Q/Q Strength in Austria, Denmark and Sweden Revenue grew 12% Y/Y, 1% Q/Q Recurring revenue grew 13% Y/Y, 2% Q/Q Adjusted EBITDA grew 15% Y/Y, 4% Q/Q Strength in France, Germany, and the Netherlands Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) France, Germany, the Netherlands, and the UK Rest of Europe Revenue Growth and Expanding Margins in Both Reporting Segments 1Q 2016 REPORTING SEGMENT ANALYSIS Note: Analysis excludes “Corporate & Other” segment. 53.7% 57.9%

Capital Expenditures, including Intangible Assets By Geography (1Q 2016) By Category (1Q 2016) (€ millions) (€ millions) (€ millions) Demand-Driven Capital Allocation DISCIPLINED INVESTMENTS FOR PROFITABLE GROWTH

STRONG BALANCE SHEET

€ millions	31-Mar-16	PF[4] 31-Mar	31-Dec-15
Cash & Cash Equivalents	44.6	199.6	58.6
Total Borrowings[1]	554.9	710.0	555.1
Shareholders Equity	515.0	515.0	507.4
Total Capitalisation	1,069.9	1,225.0	1,062.5
Total Borrowings / Total Capitalisation	51.9%	58.0%	52.2%
Gross Leverage Ratio[2]	3.1x	4.0x	3.2x
Net Leverage Ratio[3]	2.9x	2.9x	2.9x

- **Cash position and growing operating cash flow supports expansions**
- **Bond tap raised €155.0 million[4] net proceeds**
  - €150 million additional principal on existing 6.00% Senior Secured Notes due 2020
  - Issued at 104.5[4] with a YTM of 4.82%
  - €625 million total principal balance
- **€100 million RCF remains undrawn**
- **5.8%[4] blended cost of debt**
- **1Q 2016 LTM Cash ROGIC 12%**

Financial Flexibility Enhanced Through April 2016 Bond Tap

(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.
(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM Adjusted EBITDA.
(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.
(4) Excluding accrued and unpaid interest. Pro forma for additional 6.00% Senior Secured Notes due 2020 issued in April 2016

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DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS

(• millions)



Q1 2016 LTM Returns
824
309
204
(7)
197
24%
Investments(3)
Revenue
Gross Profit (66% margin)
Maintenance Capex
Annual Cash Return

- **30 Fully Built-Out Data Centres(1)(2)**
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2015
- **70,500 sqm of equipped space**
- **82% utilisation**
- **24% annual cash return**

Attractive Cash Returns from Fully Built-Out Data Centres(1)

(1) *Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades and newly acquired space within a data centre can further increase the capacity of a fully built out data centre.*

(2) *30 Fully Built-Out Data Centres as of 1 January 2015: AMS1, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3 and VIE1.*

(3) *Represents total investments in data centre assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as of 31 March 2016.*

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BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer

TRENDS IMPACTING THE DATA CENTRE INDUSTRY Cloud is the key driver 16 Cloud Adoption Becoming Mainstream Enterprises moving beyond niche/pilot projects Growing Capacity Demand by Cloud Providers Predominant platform for new applications Enterprises Choosing Hybrid & Multi-Cloud Architectures maturing and expanding “Move to the Edge” by Public Cloud Providers Cloud solutions deployed closer to GDP

Range (in € millions) Revenue Adjusted EBITDA(1) Capital Expenditures 416 — 431 185 — 195 200 — 220 GUIDANCE FOR 2016 Adjusted EBITDA is a non-IFRS figure intended to adjust for unusual items. Full definitions can be found on the “Definitions” section in this slide deck. A reconciliation of Adjusted EBITDA can be found in the financial tables later in the appendix of this slide deck.

APPENDIX

CAGR(1) = 13% CAGR(1) = 18% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% TRACK RECORD OF EXECUTION 38 Consecutive Quarters of Organic Revenue and Adjusted EBITDA Growth CAGR calculated as 1Q16 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64%

Data Centre Recurring Revenue Development Space Installed ARPU increases over time as IT workloads increase: Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases Power Reservation & Energy Consumption Customer ARPU Development Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue ILLUSTRATIVE ARPU DEVELOPMENT Revenue Develops Over Time as Power Reservation and Energy Consumption Increase Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

€ in millions (except as noted) 2014 2015 2016 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY                       Recurring revenue 75.9 78.7 80.9 83.7 87.1 90.3 92.8 95.1 97.2 319.2 365.2 Non-recurring revenue 4.7 4.9 5.6 6.2 5.4 5.2 5.2 5.6 4.8 21.4 21.4 Total revenue 80.6 83.6 86.4 89.9 92.5 95.4 98.0 100.7 102.0 340.6 386.6 Gross profit 48.0 49.6 50.9 53.0 56.2 57.8 59.5 61.4 62.9 201.6 234.9 Gross profit margin 59.6% 59.4% 58.9% 58.9% 60.8% 60.5% 60.7% 61.1% 61.6% 59.2% 60.8% Adj EBITDA 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 146.4 171.3 Adj EBITDA Margin 42.9% 42.9% 43.1% 43.0% 43.9% 44.0% 44.6% 44.6% 45.0% 43.0% 44.3% Net profit / (loss) 10.4 8.3 9.0 7.4 4.4(1) 21.6(1) 10.4(1,2) 12.1(1) 10.2(1) 35.1 48.6(1,2) CapEx paid 57.0 54.4 57.0 47.8 67.6 47.8 35.3 42.0 50.0 216.3 192.6 Expansion/upgrade 52.7 51.0 51.2 43.7 64.2 44.3 30.4 36.9 45.3 198.7 175.7 Maintenance & other 3.7 2.6 5.0 2.9 1.1 2.6 3.0 3.6 2.1 14.3 10.4 Intangibles 0.6 0.8 0.8 1.2 2.3 0.9 1.9 1.5 2.6 3.3 6.5 Cash generated from operations 34.3 26.9 33.6 40.5 34.2(1) 54.1(1) 43.0(1) 38.1(1) 50.4(1) 135.4 169.4(1,2) Gross PP&E 1,045.4 1,105.8 1,183.1 1,235.6 1,308.8 1,350.2 1,375.6 1,418.7 1,457.2 1,235.6 1,418.7 Gross intangible assets 25.5 26.5 27.5 28.0 30.5 33.6 35.1 34.6 36.5 28.0 34.6 LTM Cash ROGIC 13% 12% 12% 11% 12% 12% 12% 12% 12% 11% 12% HISTORICAL FINANCIAL RESULTS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods. Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, and €0.2 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, and 1Q16, respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15. Includes gain on sale of financial asset.

€ in millions (except as noted) 2014 2015 2016 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY                       BIG 4 Recurring revenue 47.6 49.3 51.0 52.7 55.0 57.3 59.5 60.9 62.3 200.6 232.6 Non-recurring revenue 3.1 2.9 3.9 3.7 3.6 3.0 3.8 3.9 3.3 13.6 14.3 Total revenue 50.8 52.2 54.9 56.4 58.6 60.3 63.2 64.8 65.5 214.2 246.9 Gross profit margin 61.8% 61.2% 60.5% 60.1% 62.0% 62.6% 62.3% 62.0% 62.4% 60.9% 62.2% Adj EBITDA 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8 36.2 113.4 134.3 Adj EBITDA margin 53.8% 53.4% 53.3% 51.4% 53.5% 55.1% 55.2% 53.7% 55.2% 52.9% 54.4% REST OF EUROPE Recurring revenue 28.2 29.4 29.9 31.0 32.1 33.0 33.3 34.2 35.0 118.6 132.6 Non-recurring revenue 1.6 2.0 1.7 2.5 1.8 2.2 1.5 1.7 1.5 7.8 7.1 Total revenue 29.8 31.4 31.6 33.5 33.9 35.1 34.8 35.9 36.5 126.4 139.6 Gross profit margin 62.2% 62.3% 61.5% 62.3% 64.6% 63.6% 64.3% 65.9% 66.9% 62.1% 64.6% Adj EBITDA 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8 21.5 67.3 78.9 Adj EBITDA margin 52.9% 52.9% 53.1% 53.9% 56.0% 55.1% 56.9% 57.9% 59.0% 53.2% 56.5% CORPORATE & OTHER Adj EBITDA (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) (11.8) (34.3) (41.9) HISTORICAL SEGMENT FINANCIAL RESULTS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

Space figures in square metres(1) Recurring ARPU in € Customer Available Power in MW(1) 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q                     Equipped space 82,900 86,000 88,600 93,500 94,800 98,300 100,200 101,200 101,600 Equipped space added 2,800 3,100 2,600 4,900 1,300 3,500 1,900 1,000 400 Revenue generating space 61,400 64,300 68,500 71,000 74,000 77,100 78,000 79,100 80,400 RGS added 1,700 2,900 4,200 2,500 3,000 3,100 900 1,100 1,300 Recurring ARPU 418 418 406 400 400 398 399 403 406 Utilisation (%)(2) 74% 75% 77% 76% 78% 78% 78% 78% 79% Equipped customer power 86 90 96 99 109 114 116 118 120 Maximum equippable customer power 139 139 145 145 153 154 177 179 178 Data centres in operation 36 37 38 40 39 40 40 41 41 HISTORICAL OPERATING METRICS All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report. Utilisation as at the end of the reporting period.

SCHEDULED EQUIPPED SPACE ADDITIONS

Space figures in square metres[1]	2014				2015				2016E[2]				2017E[2]			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	*2QE*	*3QE*	*4QE*	*1QE*	*2QE*	*3QE*	*4QE*
BIG 4																
France	–	–	–	600	–	–	900	–	–	–	*800*	–	–	*1,100*	–	–
Germany	800	1,800	100	1,800	–	400	100	600	1,200	*1,800*	–	*2,400*	–	–	–	–
Netherlands[3]	1,100	1,000	1,500	1,300	700	1,300	–	–	(700)	–	–	*2,600*	–	–	–	–
UK	–	100	100	–	–	–	100	–	–	–	–	–	–	–	–	–
Subtotal	**1,900**	**2,900**	**1,700**	**3,700**	**700**	**1,700**	**1,100**	**600**	**400**	***1,800***	***800***	***5,000***	–	***1,100***	–	–
REST OF EUROPE																
Austria	–	–	–	1,300	600	600	–	300	–	–	–	*300*	–	*700*	*400*	–
Belgium	300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Denmark	–	–	–	–	–	–	–	–	–	*500*	–	–	–	–	–	–
Ireland	–	–	–	–	–	–	–	–	–	–	–	*1,200*	–	–	–	–
Spain	–	–	–	–	–	–	800	–	–	–	–	–	–	–	–	–
Sweden	500	–	900	–	–	1,100	–	–	–	–	–	–	–	–	–	–
Switzerland	–	100	–	–	–	100	–	–	–	–	–	–	–	–	–	–
Subtotal	**800**	**100**	**900**	**1,300**	**600**	**1,800**	**800**	**300**	–	***500***	–	***1,500***	–	***700***	***400***	–
Total additional equipped space	**2,800**	**3,100**	**2,600**	**4,900**	**1,300**	**3,500**	**1,900**	**1,000**	**400**	***2,300***	***800***	***6,500***	–	***1,800***	***400***	–

(1) *Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding.*
(2) *Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.*
(3) *HIL1 exited in 1Q15; AMS2 exited in 1Q16.*

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42 DATA CENTRES IN 13 MARKETS OPEN AT 4 MAY 2016 Built Out Status as at 1 January 2015, consistent with slide 14 Maximum equippable space as at 31 March 2016 except CPH2, which opened in April 2016 Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris. Purchase options have been exercised, though not yet closed Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1 Location Owned / Leased Build Out Status (1) Maximum Equippable Space (sqm)(2) (3) Location Owned / Leased Build Out Status (1) Maximum Equippable Space (sqm)(2) (3) Big 4 FRANCE NETHERLANDS MRS1 Owned Expanding 6,400 AMS1 Leased Fully 600 PAR1 Leased Fully 1,400 AMS3 Owned Fully 3,000 PAR2 Leased Fully 2,900 AMS4 Leased Fully NM (5) PAR3 Owned Fully 2,000 AMS5 Leased Fully 4,300 PAR4 Leased Fully 1,300 AMS6 Owned Fully 4,400 PAR5 Owned Fully 4,000 AMS7 Capital Lease(4) Expanding 7,600 PAR6 Leased Fully 1,300 PAR7 Capital Lease(4) Expanding 5,700 UK       LON1 Leased Fully 5,400 LON2 Leased Fully 1,500 GERMANY DUS1 Leased Expanding 3,300 FRA5 Leased Fully 1,700 DUS2 Leased Expanding 1,200 FRA6 Leased Fully 2,200 FRA1 Leased Fully 500 FRA7 Leased Fully 1,500 FRA2 Leased Fully 1,100 FRA8 Owned Fully 3,700 FRA3 Leased Fully 2,200 FRA9 Leased Fully 800 FRA4 Leased Fully 1,400 FRA10 Owned Expanding 4,800 Subtotal - 28 Big 4 Data Centres 76,200 ROE AUSTRIA       SPAIN       VIE1 Owned Fully 4,700 MAD1 Leased Fully 4,000 VIE2 Owned Expanding 6,200 MAD2 Leased Expanding 1,700 BELGIUM     SWEDEN     BRU1 Owned Fully 5,100 STO1 Leased Fully 1,900 DENMARK     STO2 Leased Expanding 1,200 CPH1 Leased Fully 3,800 STO3 Leased Fully 900 CPH2 Owned Expanding 1,600 STO4 Leased Expanding 1,100 IRELAND     SWITZERLAND     DUB1 Leased Fully 1,100 ZUR1 Leased Expanding 7,100 DUB2 Leased Fully 2,300 Subtotal - 14 ROE Data Centres 42,700 GRAND 118,900 Location Owned /Leased Build OutStatus(1) Maximum Equippable Space (sqm)(2) Location Owned /Leased Build OutStatus(1) Maximum Equippable Space (sqm)(2) BIG 4 France Netherlands MRS1 Owned Expanding 6,400 AMS1 Leased Fully 600 PAR1 Leased Fully 1,400 AMS3 Owned Fully 3,000 PAR2 Leased Fully 2,900 AMS4 Leased Fully NM (5) PAR3 Owned Fully 2,000 AMS5 Leased Fully 4,300 PAR4 Leased Fully 1,300 AMS6 Owned Fully 4,400 PAR5 Owned Fully 4,000 AMS7 Capital Lease(4) Expanding 7,600 PAR6 Leased Fully 1,300 PAR7 Capital Lease(4) Expanding 5,700 United Kingdom LON1 Leased Fully 5,400 LON2 Leased Fully 1,500 Germany(3) DUS1 Leased Fully 3,300 FRA5 Leased Fully 1,700 DUS2 Leased Fully 1,200 FRA6 Leased Fully 2,200 FRA1 Leased Fully 500 FRA7 Leased Fully 1,500 FRA2 Leased Fully 1,100 FRA8 Owned Fully 3,700 FRA3 Leased Fully 2,200 FRA9 Leased Fully 800 FRA4 Leased Fully 1,400 FRA10 Owned Expanding 4800 Subtotal - 28 Big 4 Data Centres 76,200 ROE Austria Spain VIE1 Owned Fully 4,700 MAD1 Leased Fully 4,000 VIE2 Owned Expanding 6,200 MAD2 Leased Expanding 1,700 Belgium Sweden BRU1 Owned Fully 5,100 STO1 Leased Fully 1,900 Denmark STO2 Leased Expanding 1,200 CPH1 Leased Fully 3,800 STO3 Leased Fully 900 CPH2 Owned Expanding 1,600 STO4 Leased Expanding 1,100 Ireland Switzerland DUB1 Leased Fully 1,100 ZUR1 Leased Expanding 7,100 DUB2 Leased Fully 2,300 Subtotal - 14 Rest of Europe Data Centres 42,700 Grand Total ,118,900 Totals # sqm % Owned 11 45,900 0.3860386879730866 Capital Lease(4) Capital Lease 2 13,300 0.1118587047939445 Leased Operating Lease 29 59,700 0.50210260723296884 Total 42 118900 1

Reconciliation to Adjusted Net Profit   € in millions (except as noted) 2014 2015 2016 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY   Net profit – as reported 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 35.1 48.6 Add back + Refinancing charges  ‒ 0.6 ‒  ‒  ‒ ‒ ‒ ‒  ‒ 0.6 ‒ + M&A transaction costs ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.3 11.8  ‒ 0.6 ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.9 11.8 Reverse - M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ (20.9) - Profit on sale of financial asset ‒ ‒ ‒ ‒ ‒ ‒ (2.3) ‒ ‒ (2.3) - Adjustment for onerous leases ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ (0.8) (0.2) - Interest capitalised (0.8) (0.8) (1.3) (0.6) (0.9) (0.7) (0.4) (0.6) (0.5) (3.6) (2.6)   (0.8) (1.6) (1.3) (0.6) (1.0) (21.6) (2.8) (0.6) (0.5) (4.4) (26.0) Tax effect of above add backs & reversals 0.2 0.3 0.3 0.2 (1.4) 4.4 0.6 0.0 0.1 0.9 3.5 Adjusted net profit   9.8 7.6 8.0 7.2 8.9 8.3 8.7 12.1 10.0 32.5 37.9 Reported Basic EPS (€) 0.15 0.12 0.13 0.11 0.06 0.31 0.15 0.17 0.15 0.51 0.70 Reported Diluted EPS (€) 0.15 0.12 0.13 0.11 0.06 0.31 0.15 0.17 0.14 0.50 0.69 Adjusted Basic EPS (€) 0.14 0.11 0.12 0.10 0.13 0.12 0.12 0.17 0.14 0.47 0.55 Adjusted Diluted EPS (€) 0.14 0.11 0.11 0.10 0.13 0.12 0.12 0.17 0.14 0.46 0.54 ADJUSTED NET PROFIT RECONCILIATION

Reconciliation to Adjusted EBITDA                 € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Q2 3Q 4Q 1Q 2Q 3Q 4Q 1Q                           Net profit / (loss) (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 Operating profit 10.0 11.7 12.6 12.4   11.7 13.5 15.3 17.5   17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 EBITDA 17.2 19.2 20.4 21.0   20.3 23.1 24.4 25.9   26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 44.4 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ - ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ - M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) Adjusted EBITDA 17.4 19.6 20.8 21.4   22.2 23.3 25.0 27.1   27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 Includes €31 million in one-time charges related to debt refinancing; see Adjusted net profit reconciliation elsewhere in this Appendix. NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA € in millions 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q           BIG 4         Operating profit 18.3 18.7 18.4 17.6 19.5 20.3 21.7 21.7 21.7 Depreciation, amortisation and impairments 8.9 9.5 10.5 11.2 11.7 12.5 13.1 13.0 14.3 EBITDA 27.2 28.3 28.9 28.7 31.2 32.9 34.8 34.7 36.0 Share-based payments 0.2 0.5 0.3 0.4 0.3 0.5 0.4 0.2 0.3 Increase/(decrease) in provision for onerous lease contracts ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) Adjusted EBITDA 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8 36.2   ROE Operating profit 11.5 11.8 11.9 12.6 13.3 13.2 13.5 14.4 15.3 Depreciation, amortisation and impairments 4.3 4.5 4.6 5.1 5.4 5.9 6.1 6.2 6.1 EBITDA 15.7 16.3 16.5 17.8 18.8 19.1 19.6 20.6 21.4 Share-based payments 0.1 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.1 Adjusted EBITDA 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8 21.5   CORPORATE & OTHER Operating profit/(loss) (9.8) (10.9) (10.4) (11.4) (19.4) 4.2 (13.6) (13.3) (14.1) Depreciation, amortisation and impairments 0.8 0.8 0.9 1.0 1.1 1.1 1.1 1.0 1.0 EBITDA (9.0) (10.0) (9.6) (10.4) (18.3) 5.3 (12.5) (12.3) (13.0) Share-based payments 0.4 1.4 0.8 1.7 1.7 1.1 1.1 1.1 1.0 M&A transaction costs ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ Adjusted EBITDA (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) (11.8) NON-IFRS RECONCILIATIONS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, income from sub-leases of unused data centre sites, and other historical adjustments (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net profit Adjusted net profit: Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase/(decrease) in the provision for onerous lease contracts, interest capitalised, the related corporate income tax effect with respect to the foregoing items, and other historical adjustments (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month Customer Available Power: the current installed electrical customer capacity Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 31 March 2016, unless otherwise noted MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity Definitions

Investor Relations Contact Jim Huseby VP - Investor Relations +1-813-644-9399 IR@interxion.com